# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: EDESA BIOTECH, INC., CIK 0001540159
CUSIP: 27966L306
Title of class of securities: Common Shares, no par value per share
Address of issuer's principal executive offices: 100 Spy Court, Markham, Ontario Canada (A6), L3R 5H6
Date of event which requires filing of this statement: 02/26/2026
Amends the filing with accession number 0001171843-25-000871
Filed by CIK 0001777962
Persons authorized to receive notices and communications: Dr. Pardeep Nijhawan, c/o Edesa Biotech, Inc., 100 Spy Court, Markham, Ontario Canada (A6), L3R 5H6, (289) 800-9600

## Reporting persons
- Pardeep Nijhawan Medicine Professional Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); source of funds: working capital (WC); sole voting power 0; shared voting power 1,133,676; sole dispositive power 0; shared dispositive power 1,133,676; aggregate amount beneficially owned 1,133,676 (11.9% of the class)
  Comment: For box 13, based on a total of 8,764,826 Common Shares of the Company outstanding as of March 2, 2026, and an additional 326,560 Common Shares underlying vested warrants and an additional 435,414 Common Shares underlying Series A-1 Preferred Shares that are deemed outstanding with respect to this Reporting Person.
- The Digestive Health Clinic Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); source of funds: working capital (WC); sole voting power 0; shared voting power 32,013; sole dispositive power 0; shared dispositive power 32,013; aggregate amount beneficially owned 32,013 (0.4% of the class)
  Comment: For box 13, based on a total of 8,764,826. Common Shares of the Company outstanding as of March 2, 2026.
- 1968160 Ontario Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); source of funds: working capital (WC); sole voting power 0; shared voting power 53,104; sole dispositive power 0; shared dispositive power 53,104; aggregate amount beneficially owned 53,104 (0.6% of the class)
  Comment: For box 13, based on a total of 8,764,826. Common Shares of the Company outstanding as of March 2, 2026.
- The New Nijhawan Family Trust 2015: type of reporting person: other (OO); citizenship or place of organization: Ontario Canada (A6); source of funds: working capital (WC); sole voting power 0; shared voting power 32,609; sole dispositive power 0; shared dispositive power 32,609; aggregate amount beneficially owned 32,609 (0.4% of the class)
  Comment: For box 13, based on a total of 8,764,826. Common Shares of the Company outstanding as of March 2, 2026.
- Pardeep Nijhawan (CIK 0001777962): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 789,383; shared voting power 1,251,402; sole dispositive power 789,383; shared dispositive power 1,251,402; aggregate amount beneficially owned 2,040,785 (19.99% of the class)
  Comment: boxes 8 and 10, consists of 1,133,676 Common Shares beneficially owned by Pardeep Nijhawan Medicine Professional Corporation, 32,013 Common Shares beneficially owned by The Digestive Health Clinic Inc., 53,104 Common Shares beneficially owned by 1968160 Ontario Inc. and 32,609 Common Shares beneficially owned by The New Nijhawan Family Trust 2015. For box 13, based on a total of 8,764,826 Common Shares of the Company outstanding as of March 2, 2026, an additional 55,916 Common Shares underlying vested share options or underlying share options that will vest within 60 days of March 2, 2026, an additional 439,090 Common Shares underlying vested restricted stock units or restricted stock units that will vest within 60 days of March 2, 2026, an additional 326,560 Common Shares underlying vested warrants, an additional 435,414 Common Shares underlying Series A -1 Preferred Shares and an additional 188,833 Common Shares underlying Series B-1 Preferred Shares that are beneficially owned and deemed outstanding with respect to this Reporting Person. Excludes Common Shares underlying Series B-1 Preferred Shares held by Pardeep Nijhawan which are subject to a 19.99% beneficial ownership blocker, Common Shares underlying restricted stock units held by this Reporting Person that will not vest within 60 days of March 2, 2026 and Common Shares underlying share options held by this Reporting Person that will not vest within 60 days of March 2, 2026. The Reporting Person will not have the right to convert any portion of its Series B-1 Preferred Shares if, together with its affiliates, it would beneficially own in excess of 19.99% of the number of Common Shares outstanding immediately after giving effect to such conversion.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value per share
Name of issuer: EDESA BIOTECH, INC.
Address of issuer's principal executive offices: 100 Spy Court, Markham, Ontario Canada (A6), L3R 5H6
Comment: This Amendment No. 9 ("Amendment No. 9") amends and supplements the statement on Schedule 13D jointly filed by (i) Pardeep Nijhawan Medicine Professional Corporation, formed in Ontario, Canada, (ii) The Digestive Health Clinic Inc., formed in Ontario, Canada, (iii) 1968160 Ontario Inc., an Ontario, Canada corporation (iv) The New Nijhawan Family Trust 2015, an Ontario, Canada trust and (v) Dr. Pardeep Nijhawan, an individual on June 17, 2019, as amended by Amendment No. 1 filed on August 19, 2019, as further amended by Amendment No. 2 filed on January 16, 2020, as further amended by Amendment No. 3 filed on September 18, 2020, as further amended by Amendment No. 4 filed on November 8, 2022, as further amended by Amendment No. 5 filed on August 21, 2023, as further amended by Amendment No. 6 filed on January 16, 2024, as further amended by Amendment No. 7 filed on November 1, 2024, as further amended by Amendment No. 8 filed on February 14, 2025 (as so amended and supplemented, the "Schedule 13D"), with respect to the common shares, no par value per share (the "Common Shares") of Edesa Biotech, Inc., a British Columbia corporation (the "Company" or the "Issuer"). Except as expressly amended by this Amendment No. 9, the Schedule 13D remains in full force and effect. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby supplemented as follows: Since the filing of the Schedule 13D/A on February 14, 2025, the Issuer has granted Dr. Pardeep Nijhawan the following restricted stock units, which vested in full upon grant: (i) 6,339 restricted stock units on March 3, 2025, (ii) 5,784 restricted stock units on April 1, 2025, (iii) 6,392 restricted stock units on May 2, 2025, (iv) 7,644 restricted stock units on June 2, 2025, (v) 7,186 restricted stock units on July 2, 2025, (vi) 6,802 restricted stock units on August 1, 2025, (vii) 5,981 restricted stock units on September 11, 2025, (viii) 5,908 restricted stock units on October 2, 2025, (ix) 6,968 restricted stock units on November 3, 2025, (x) 8,766 restricted stock units on December 1, 2025, (xi) 10,444 restricted stock units on January 5, 2026, (xii) 11,168 restricted stock units on February 2, 2026, (xiii) 82,236 restricted stock units on February 19, 2026, and (xiv) 10,016 restricted stock units on March 2, 2026. Such restricted stock units were granted in lieu of partial salary and bonus.

On May 29, 2025, granted Dr. Pardeep Nijhawan 263,200 restricted stock units of which (i) 166,287 shares shall vest monthly in equal proportions over twelve (12) months, commencing on the grant date and (ii) 96,913 shares shall vest in equal proportions over thirty-six (36) months, commencing on the grant date.

On February 26, 2026, Dr. Pardeep Nijhawan purchased an aggregate of 20,571 Common Shares at a weighted average price of $1.5789 per share for an aggregate purchase price of $32,479.34. Dr. Pardeep Nijhawan purchased the Common Shares with investment capital.

On February 26, 2026, Pardeep Nijhawan Medicine Professional Corporation purchased an aggregate of 30,000 Common Shares at a weighted average price of $2.2232 per share for an aggregate purchase price of $66,695.00. Pardeep Nijhawan Medicine Professional Corporation purchased the Common Shares with investment capital.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby supplemented as follows:

The Reporting Persons acquired the securities reported herein for investment in the ordinary course of business because of their belief that the Issuer represents an attractive investment based on the Issuer's business prospects and strategy. The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, Pardeep Nijhawan may be deemed to be the beneficial owner of an aggregate of 2,040,785 Common Shares, comprised of: (i) sole voting and dispositive power of 789,383 Common Shares, comprised of: (a) 105,544 Common Shares, (b) 439,090 Common Shares underlying vested restricted stock units or restricted stock units that will vest within 60 days of March 2, 2026, (c) 55,916 Common Shares underlying vested share options or underlying share options that will vest within 60 days of March 2, 2026 and (d) 188,833 Common Shares underlying Series B-1 Preferred Shares that are beneficially owned and deemed outstanding with respect to this Reporting Person; and (ii) shared voting and dispositive power of 1,251,402 Common Shares, comprised of: (a) 371,702 Common Shares, an additional 326,560 Common Shares underlying vested warrants and 435,414 Common Shares underlying Series A-1 Preferred Shares that are deemed outstanding held by Pardeep Nijhawan Medicine Professional Corporation, (b) 32,013 Common Shares held by The Digestive Health Clinic Inc., (c) 53,104 Common Shares held by 1968160 Ontario Inc., and (d) 32,609 Common Shares held by The New Nijhawan Family Trust 2015. Pardeep Nijhawan's holdings exclude Common Shares underlying Series B-1 Preferred Shares held by Pardeep Nijhawan which are subject to a 19.99% beneficial ownership blocker, Common Shares underlying restricted stock units held by this Reporting Person that will not vest within 60 days of March 2, 2026 and Common Shares underlying share options held by this Reporting Person that will not vest within 60 days of March 2, 2026. The Reporting Person will not have the right to convert any portion of its Series B-1 Preferred Shares if, together with its affiliates, it would beneficially own in excess of 19.99% of the number of Common Shares outstanding immediately after giving effect to such conversion. Pardeep Nijhawan's holdings represent an aggregate of approximately 19.99% of the Issuer's outstanding Common Shares (based on a total of 8,764,826 Common Shares of the Issuer outstanding as of March 2, 2026, 55,916 Common Shares underlying vested share options or underlying share options that will vest within 60 days of March 2, 2026, 439,090Common Shares underlying vested restricted stock units or restricted stock units that will vest within 60 days of March 2, 2026, 326,560 Common Shares underlying vested warrants, 435,414 Common Shares underlying Series A-1 Preferred Shares and 188,833Common Shares underlying Series B-1 Preferred Shares that are beneficially owned and deemed outstanding with respect to this Reporting Person). As of the date hereof, Pardeep Nijhawan Medicine Professional Corporation may be deemed to be the beneficial owner, with shared voting and dispositive power, of an aggregate of 1,133,676 Common Shares, comprised of: (i) 371,702 Common Shares, (ii) 326,560 Common Shares underlying vested warrants and (iii) 435,414 Common Shares underlying Series A-1 Preferred Shares that are deemed outstanding with respect to this Reporting Person. Pardeep Nijhawan Medicine Professional Corporation's holdings represent an aggregate of approximately 11.9% of the Issuer's outstanding Common Shares (based on a total of 8,764,826 Common Shares of the Issuer outstanding as of March 2, 2026, 326,560 Common Shares underlying vested warrants and 435,414 Common Shares underlying Series A-1 Preferred Shares that are deemed outstanding with respect to this Reporting Person). As of the date hereof, The Digestive Health Clinic Inc. may be deemed to be the beneficial owner, with shared voting and dispositive power, of 32,013 Common Shares, representing an aggregate of approximately 0.4% of the Issuer's outstanding Common Shares (based on a total of 8,764,826 Common Shares of the Issuer outstanding as of March 2, 2026). As of the date hereof, 1968160 Ontario Inc. may be deemed to be the beneficial owner, with shared voting and dispositive power, of 53,104 Common Shares, representing an aggregate of approximately 0.6% of the Issuer's outstanding Common Shares (based on a total of 8,764,826 Common Shares of the Issuer outstanding as of March 2, 2026). As of the date hereof, The New Nijhawan Family Trust 2015 may be deemed to be the beneficial owner, with shared voting and dispositive power, of 32,609 Common Shares, representing an aggregate of approximately 0.4% of the Issuer's outstanding Common Shares (based on a total of 8,764,826 Common Shares of the Issuer outstanding as of March 2, 2026).
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in Item 5(a) of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5(b).
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, the Reporting Persons have not effected any transactions with respect to the Common Shares of the Issuer during the past 60 days.

## Signatures
- Pardeep Nijhawan Medicine Professional Corporation: /s/ Pardeep Nijhawan, Pardeep Nijhawan, Chief Executive Officer (03/02/2026)
- The Digestive Health Clinic Inc.: /s/ Pardeep Nijhawan, Pardeep Nijhawan, Chief Executive Officer (03/02/2026)
- 1968160 Ontario Inc.: /s/ Pardeep Nijhawan, Pardeep Nijhawan, Chief Executive Officer (03/02/2026)
- The New Nijhawan Family Trust 2015: /s/ Pardeep Nijhawan, Pardeep Nijhawan, Trustee (03/02/2026)
- Pardeep Nijhawan: /s/ Pardeep Nijhawan, Pardeep Nijhawan (03/02/2026)